Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2008	2009	2010	2011	(a)	2012
Earnings available for fixed charges, as defined:
Net income	$250,998	$265,020	$368,702	$290,227		$419,950
Income from equity investee	(10,948)	—	—	—		—
Tax expense based on income	133,514	127,982	199,085	160,085		251,736
Fixed charges (b)	215,073	255,500	242,590	237,120		241,529
Earnings available for fixed charges, as defined	$588,637	$648,502	$810,377	$687,432		$913,215
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$205,314	$242,152	$235,277	$227,165		$231,679
Estimated interest cost within rental expense	3,533	3,542	3,689	3,608		3,445
Amortization of net debt premium, discount, and expenses	6,226	9,806	3,624	6,347		6,405
Total fixed charges, as defined	$215,073	$255,500	$242,590	$237,120		$241,529
Ratio of earnings to fixed charges	2.73	2.53	3.34	2.90		3.78
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$5,941	$5,941	$4,716	$3,420		$3,420
Adjustment to pretax basis	3,160	2,869	2,546	1,887		2,050
	$9,101	$8,810	$7,262	$5,307		$5,470

Combined fixed charges and preferred stock dividend requirements	$224,174	$264,310	$249,852	$242,427		$246,999
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.62	2.45	3.24	2.84		3.70

(a)
In 2011, Union Electric Company recorded a loss from regulatory disallowance of $89 million. See Note 17 - Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions.